Hippos & Hashbrowns
Profit & Loss
Accrual
Jan 1, 2022 - December 31, 2022

	2022
Sales	$ 109,115
Cost of Goods Sold	$ 24,561
Gross Profit	$ 84,554
Expenses	
Advertising	$ 476
Auto	$ 2,311
Commission	$ 77
Contract Labor	$ 18,668
Insurance	$ 399
Legal & Professional Services	$ 6,969
Office Expense	$ 375
Rent	$ 23,583
Meals & Entertainment	$ 340
Other	$ 3,896
Total Expenses	$ 57,094
Profit/(Loss)	$ 27,460

Hippos & Hashbrowns
Balance Sheet
Accrual
As Of December 31, 2022

	2022
Checking	$ 75,660
Inventory - Ingredients	$ 2,050
Prepaid Expense	$ 541
Security Deposit - Rent	$ 5,000
Kitchen Equipment	$ 2,500
Accumulate Dep	$ (2,500)
Total Assets	$ 83,251
Credit Card	$ 7,453
Owner Draws	$ (14,885)
Owner Contributions	$ 63,223
Net Income	$ 27,460
Total Owner Equity	$ 75,798
Liability & Equity	$ 83,251

Hippos & Hashbrowns
Statement of Cash Flows
As Of December 31, 2022

		2022
Cash At Beginning of Period	$	3,869
Operating Activities		
Net Income	$	27,460
Adj to Net Income - Auto Miles	$	2,311
Adj to Net Income - Meals	$	(340)
Adj to Prepaid Exp	$	(100)
Adj for Change In Inv	$	50
Net Cash From Operations	$	29,381
Financing Operations		
Changes In Credit Card Balance	$	(6,947)
Owners Draws	$	(18,632)
Owner Contributions	$	67,989
Net Cash From Financing	$	42,410
Cash At End of Period	$	75,660